PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66656

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FIDUS SECURITIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4201 CONGRESS ST. STE 250

(No. and Street)

CHARLOTTE	**NC**	**28209**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick C. Clark	704.334.2222	pclark@fiduspartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PLANTE & MORAN, PLLC

(Name – if individual, state last, first, and middle name)

10 RIVERSIDE PLAZA, 9TH FLOOR	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

OCTOBER 20, 2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick C. Clark _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fidus Securities, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Patrick C. Clark

Title:
Designated Principal

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statement and Report of Independent Registered Public Accounting Firm

Fidus Securities, LLC

December 31, 2024

Table of contents





Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Fidus Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fidus Securities, LLC (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Fidus Securities, LLC's auditor since 2015.

Chicago, Illinois
February 18, 2025



Statement of financial condition

December 31	2024
	$
Assets:	
Cash	742,438
Prepaid expenses	6,865
Total assets	749,303
Liabilities and member's equity:	
Due to member	670,798
Accrued expenses	1,651
Total liabilities	672,449
Member's equity	76,854
Total liabilities and member's equity	749,303

The accompanying notes are an integral part of this financial statement.

Notes to financial statement

1 Summary of Operations and Significant Accounting Policies

Operations

Fidus Securities, LLC (the Company) is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company primarily represents clients in merger and acquisition-related activities composed principally of sell-side transactions structured as the sale of corporate stock or other securities to institutional or corporate acquirers. The Company operates offices in North Carolina and New York. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

Use of Accounting Estimates in Preparation of Financial Statement

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash

The Company maintains cash deposits with financial institutions which, at times, may exceed federally insured limits. The Company considers liquid financial instruments with original maturities of 90 days or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2024.

Income Taxes

The Company is organized as a limited liability company and is considered to be a disregarded entity for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statement, as the member includes the Company's taxable income or loss in its income tax returns.

US GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2024 there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statement.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer including principal transactions, investment banking and investment advisory. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2   Related-party Transactions

The Company is a wholly owned subsidiary of Fidus Partners, LLC (the Member) and was established to process certain transactions initiated by itself or its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. Expenses covered by the Member but directly related to broker-dealer activities are billed to the Company. During 2024, the Member covered certain direct expenses on behalf of the Company. The Company had a payable for these expenses of $2,157, which is included in the due to member balance as of December 31, 2024. In accordance with regulatory requirements, the Member allocates a certain amount of its common office overhead costs to the Company in the form of an office services charge. This allocation is an amount equal to the total of all common office expenses and employee costs multiplied by the revenues recognized by the Company as a percentage of all revenue recognized by the Company and its Member combined. Allocations are made on a quarterly basis and are typically paid to the Member within 30 days. The Company had an intercompany payable balance from the Member in the amount of $668,641, which is included in the due to member balance as of December 31, 2024, representing amounts due from the Member's monthly allocation of expenses.

3   Securities and Exchange Commission Matters
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $69,989, which was $25,159 in excess of its required net capital of $44,830.

Reserve Requirements

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Aggregate Indebtedness

At December 31, 2024, the Company had aggregate indebtedness of $672,449.

4   Subsequent Events

The Company has evaluated events that occurred subsequent to year-end through February 18, 2025, the date the financial statement was issued, to determine whether any events required recognition or disclosure in the 2024 financial statement as required by authoritative guidance.

As of December 31, 2024, the Company's percentage of aggregate indebtedness to net capital was 960.80% due to the $668,641 payable to the Member. Per Rule 17 CFR § 240.15c3-1(d) this ratio cannot exceed 70% for a period of more than 90 days. On January 16, 2025, within the prescribed 90-day window, $668,641 was paid to the Member, reducing aggregate indebtedness to $0 and, by extension, the ratio of aggregate indebtedness to net capital to zero, thereby satisfying the requirements of Rule 17 CFR § 240.15c3-1(d).